[SRZ LETTERHEAD]

November 12, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

Re:	Ramius IDF Master Fund LLC
Registration Statement on Form N-2
(811-22493)

Ladies and Gentlemen:

On behalf of Ramius IDF Master Fund LLC (the "Fund"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's Notification of Registration on Form N-8A, and pursuant to the 1940 Act, the Fund's Registration Statement on Form N-2 (the "Registration Statement").

The Registration Statement does not include certain agreements, financial statements and other documents that are required by Form N-2 to be contained in the Registration Statement.  These materials will be included in a post-effective amendment to the Registration Statement that the Fund intends to file in the near future.

Please call me at 212-756-2533 with any comments on the Registration Statement or if you have any questions regarding this filing.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Kenneth S. Gerstein
Kenneth S. Gerstein